UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM TO

COMMISSION FILE NUMBER 1-12001

THE 401(K) PLAN
(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479
(Address of Plan and principal executive offices of Issuer)

Audited Financial Statements and Supplemental Schedule
The 401(k) Plan
Years Ended December 31, 2005 and 2004
With Report of Independent Registered Public Accounting Firm

The 401(k) Plan
Audited Financial Statements
and Supplemental Schedule
Years Ended December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm
Allegheny Technologies Incorporated
We have audited the accompanying statements of net assets available for benefits of The 401(k) Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
June 23, 2006
Pittsburgh, Pennsylvania

The 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Investments:

Interest in registered investment companies	$75,272,581	$64,387,612
Interest in Allegheny Master Trust	70,572,911	65,829,478
Corporate common stocks	17,750,365	11,488,338
Participant loans	7,198,343	6,357,785
Interest in common collective trusts	39,548	71,075
Interest-bearing cash	—	1,497

Total investments	170,833,748	148,135,785

Contribution receivable	13,145	—
Other payables, net	(20,183)	(37,565)

Net assets available for benefits	$170,826,710	$148,098,220

See accompanying notes.

The 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2005	2004
Contributions:
Employer	$4,565,593	$3,698,695
Employee	11,692,024	10,083,846

Total contributions	16,257,617	13,782,541

Investment income:
Net unrealized/realized gain on corporate common stocks	7,757,778	4,808,715
Net gain from interest in registered investment companies	6,194,765	6,349,303
Net gain from interest in Allegheny Master Trust	3,225,966	4,069,550
Interest income	384,179	319,383
Dividend income	145,966	132,837
Net gain from interest in common collective trusts	3,397	1,072
Other (expense) income	(28,726)	91,734

Total investment income	17,683,325	15,772,594

	33,940,942	29,555,135

Distributions to participants	(11,689,339)	(11,677,809)
Plan transfers, net	516,717	—
Administrative expenses and other, net	(39,830)	(45,021)

	(11,212,452)	(11,722,830)

Net increase in net assets available for benefits	22,728,490	17,832,305
Net assets available for benefits at beginning of year	148,098,220	130,265,915

Net assets available for benefits at end of year	$170,826,710	$148,098,220

See accompanying notes.

The 401(k) Plan
Notes to Financial Statements
December 31, 2005
1. Significant Accounting Policies
Investments are valued as follows:
Bank and insurance investment contracts are included in the financial statements at contract value, (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses), because they are fully benefit responsive. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.
Although it is management’s intention to hold the investment contracts in the Standish Fixed Income Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.
All other investments are stated at their net asset value, based on the quoted market prices of the securities held in such funds on applicable exchanges.
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
The financial statements are prepared under the accrual basis of accounting.
2. Description of the Plan
The 401(k) Plan (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The purpose of the Plan is to provide retirement benefits to eligible employees through company contributions and to encourage employee thrift by permitting eligible employees to defer a part of their compensation and contribute such deferral to the Plan. The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations. Qualifying employee contributions are partially matched by the respective employing companies which are affiliates of Allegheny Technologies Incorporated (ATI, the Plan Sponsor). The partial matching contributions are made on a non-discriminatory basis which can be changed by the respective employing companies. Generally, the rate of partial matching contributions is a rate up to the lesser of a maximum of $1,000 annually for each participant, or 50% of participants’ deferrals up to a maximum of 3.5% of total eligible wages. Allvac and Wah Chang removed the $1,000 limit in 2002. Casting Service chose to match at a rate of 100% of certain employees’ contributions up to 3.5% of compensation and to make certain service-weighted flat dollar contributions if employees meet certain non-discriminatory criteria. Certain other employing companies have agreed to make flat dollar contributions for their respective participants, generally following collective bargaining.

The 401(k) Plan
Notes to Financial Statements (continued)
2. Description of the Plan (continued)
The Plan allows participants to direct their contributions, and contributions made on their behalf, to any of the investment alternatives. Unless otherwise specified by the participant, employer contributions are made to the Standish Fixed Income Fund. Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustee, Mellon Bank, N.A., for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor.
Participants may make “in-service” and hardship withdrawals as outlined in the plan document. Participants are fully vested in their entire participant account balance.
Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $1,000 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined

The 401(k) Plan
Notes to Financial Statements (continued)
2. Description of the Plan (continued)
based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General-purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods up to 180 months. Payments are made by payroll deductions.
Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan document, summary plan description, and related contracts. These documents are available from the Plan Sponsor.
3. Investments
The following presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2005 and 2004:

	December 31
	2005		2004
T. Rowe Price Structured Research Common Trust Fund	$37,721,202		$39,759,684
Standish Fixed Income Fund	31,104,087		24,738,467
Oakmark Balanced Fund	24,566,855		21,676,125
Allegheny Technologies Incorporated common stock	17,750,365		11,488,338
Prudential Jennison Growth Fund, Class A Shares	11,184,018		9,911,593
Dreyfus Bond Market Index Fund	8,074,969	*	8,362,256

*	Presented for comparison purposes only; does not represent investment that is 5% or more of the Plan’s net assets.
Certain of the Plan’s investments are in the Allegheny Master Trust, which has three separately managed institutional investment accounts; the T. Rowe Price Structured Research Common Trust Fund (formerly the ATI Disciplined Stock Fund), the Alliance Capital Growth Pool, and the Standish Fixed Income Fund, which were valued on a unitized basis (collectively, the “Allegheny Master Trust”). In May, 2005, Dreyfus was terminated as the manager of the ATI Disciplined Stock Fund and T. Rowe Price Associates, Inc. (“T. Rowe Price”) was appointed. At that time all holdings in the institutional investment account managed by Dreyfus were moved to the institutional investment account managed by T. Rowe Price. T. Rowe Price administered the transition of the holdings by transferring securities in kind to the T. Rowe Price Structured Research Common Trust Fund. Trust investments formerly in the ATI Disciplined Stock Fund are reported as T. Rowe Price Structured Research Common Trust Fund investments for all periods presented.
The Allegheny Master Trust was established for the investment of assets of the Plan, and several other ATI sponsored retirement plans. Each participating retirement plan has an undivided interest in the Allegheny Master Trust. At December 31, 2005 and 2004, the Plan’s interest in the net assets of the Alliance Capital Growth Pool, the Standish Fixed Income Fund, and the T. Rowe Price Structured Research Common Trust Fund was as follows:

The 401(k) Plan
Notes to Financial Statements (continued)
3. Investments (continued)

	2005	2004
T. Rowe Price Structured Research Common Trust Fund	56.92%	53.72%
Standish Fixed Income Fund	14.62	12.44
Alliance Capital Growth Pool	4.39	3.49
Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Allegheny Master Trust.
The composition of the net assets of the Standish Fixed Income Fund at December 31, 2005 and 2004, was as follows:

	2005	2004
Guaranteed investment contracts:
Canada Life	$—	$1,371,538
GE Life and Annuity	5,423,371	8,735,242
Hartford Life Insurance Company	3,957,897	8,250,446
John Hancock Life Insurance Company	3,007,848	4,670,166
Monumental Life Insurance Company	1,017,237	1,017,190
New York Life Insurance Company	4,678,585	6,769,166
Ohio National Life	1,994,712	2,687,551
Pacific Mutual Life Insurance Company	—	5,061,507
Principal Life	1,302,255	1,243,795
Pruco Pace Credit Enhanced	3,699,594	7,132,148
Security Life of Denver	1,511,089	5,972,064
United of Omaha	1,415,656	2,929,738

	28,008,244	55,840,551

Synthetic guaranteed investment contracts:
State Street Bank	15,346,138	—
MDA Monumental BGI Wrap	44,677,978	36,520,489
Bank of America	33,678,591	33,366,628
Rabobank	41,850,313	37,879,291
Union Bank of Switzerland	36,377,616	25,166,696

	171,930,636	132,933,104

Interest in common collective trusts	12,085,541	9,386,961
Other	746,684	670,702

Total net assets	$212,771,105	$198,831,318

The 401(k) Plan
Notes to Financial Statements (continued)
3. Investments (continued)
The Standish Fixed Income Fund (the Fund) invests in guaranteed investment contracts (GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs, and these assets are owned by the Allegheny Master Trust. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), and collateralized mortgage obligations (CMOs) with fair values of $169,324,880 and $134,332,201 at December 31, 2005 and 2004, respectively.
Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures. At December 31, 2005 and 2004, the interest crediting rates for GICs and Fixed Maturity SICs ranged from 4.15% to 7.08% and 3.87% to 8.05%, respectively.
For the years ended December 31, 2005 and 2004, the average annual yield for the investment contracts in the Fund was 4.59% and 4.89%, respectively. Fair value of the GICs was estimated by discounting the weighted average of the Fund’s cash flows at the then-current, interest crediting rate for a comparable maturity investment contract. Fair value for the SICs was estimated based on the fair value of each contract’s supporting assets at December 31, 2005 and 2004.
The composition of net assets of the Alliance Capital Growth Pool at December 31, 2005 and 2004, was as follows:

	2005	2004
Investment in pooled separate accounts:
Alliance Equity Fund S.A. #4	$39,779,750	$38,135,320
Operating payables	(11,734)	(11,230)

Total net assets	$39,768,016	$38,124,090

The 401(k) Plan
Notes to Financial Statements (continued)
3. Investments (continued)
The composition of net assets of the T. Rowe Price Structured Research Common Trust Fund at December 31, 2005 and 2004, was as follows:

	2005	2004
Interest in common collective trusts	$66,391,950	$71,478
Corporate common stocks	—	72,955,300
Receivables	—	1,085,015
Payables	(126,421)	(97,126)

Total net assets	$66,265,529	$74,014,667

The composition of the changes in net assets of the Allegheny Master Trust is as follows:

					T. Rowe Price Structured Research
	Standish Fixed Income Fund		Alliance Capital Growth Pool		Common Trust Fund
	Years Ended December 31
	2005	2004	2005	2004	2005	2004

Investment income (loss):
Interest income	$9,077,315	$9,236,594	$—	$—	$—	$—
Net realized/unrealized gain (loss) on corporate common stocks	(543)	(1,358)	(1)	—	(1,585,846)	4,352,382
Dividends	—	—	—	—	427,913	1,368,881
Net loss, registered investment companies	(7,739)	—	—	—	—	—
Net gain, pooled separate accounts	—	—	4,438,949	5,432,718	—	—
Net gain, common collective trusts	443,616	122,717	—	—	4,781,495	8,488
Administrative expenses	(254,334)	(240,688)	(129,310)	(128,988)	(461,975)	(551,752)
Transfers	4,681,472	(1,892,602)	(2,665,712)	(2,835,451)	(10,910,725)	(9,000,958)

Net increase (decrease)	13,939,787	7,224,663	1,643,926	2,468,279	(7,749,138)	(3,822,959)
Total net assets at beginning of year	198,831,318	191,606,655	38,124,090	35,655,811	74,014,667	77,837,626

Total net assets at end of year	$212,771,105	$198,831,318	$39,768,016	$38,124,090	$66,265,529	$74,014,667

Interest, realized and unrealized gains and losses, and management fees from the Allegheny Master Trust are included in the net gain from interest in Allegheny Master Trust on the statements of changes in net assets available for benefits.

The 401(k) Plan
Notes to Financial Statements (continued)
4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated July 12, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.
5. Parties-in-Interest
Dreyfus Corporation is the manager of the Dreyfus Mutual Funds that are offered as investment options under this Plan. Dreyfus Service Corporation is the funds’ distributor. Dreyfus Corporation and Dreyfus Service Corporation are both wholly owned subsidiaries of Mellon Financial Corporation. Mellon Financial Corporation also owns Mellon Bank, N.A., the trustee for this Plan. T. Rowe Price Associates, Inc. is the manager of the T. Rowe Price Structured Research Common Trust Fund. Therefore, transactions with these entities qualify as party-in-interest transactions.
6. Plan Termination
Although it has not expressed any intent to do so, the employing companies have the right under the Plan to discontinue their contributions at any time and to terminate their respective participation in the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The 401(k) Plan
Notes to Financial Statements (continued)
8. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2005	2004
Net assets available for benefits per the financial statements	$170,826,710	$148,098,220
Deemed distribution of benefits to participants	(30,869)	(34,142)

Net assets available for benefits per the Form 5500	$170,795,841	$148,064,078

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2005:

Benefits paid to participants per the financial statements	$11,689,339
Add: Amounts allocated on Form 5500 to deemed distributions for the year ended December 31, 2005	30,869
Less: 2004 deemed distributions per Form 5500 recorded in financial statements as a distribution in 2005	(34,142)

Benefits paid to participants per the Form 5500	$11,686,066

The 401(k) Plan
EIN: 25-1792394  Plan: 098
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2005

Description	Units/Shares	Current Value

Registered Investment Companies:
Dreyfus Bond Market Index Fund*	801,883.7520	$8,074,969
Prudential Jennison Growth Fund, Class A Shares	690,797.9110	11,184,018
Dreyfus Emerging Leaders Fund*	76,949.0430	3,186,460
Allianz NFJ Funds	116,961.4690	3,382,526
Morgan Stanley Small Co Growth Funds	130,206.9460	1,677,065
MFS Value Fund	48,403.4630	1,120,540
Artisan Funds	171,361.4260	5,298,495
Dreyfus Appreciation Fund*	20,786.2520	826,254
Dreyfus Premier International Fund*	370,196.6480	6,881,956
Hartford Midcap Fund	128,706.4690	3,697,737
Lord, Abbett Midcap Fund	177,175.9030	3,970,512
Oakmark Balanced Fund	983,460.9810	24,566,855

		73,867,387
Self-directed accounts:
Dreyfus Premier Emerging Mkts Fd — C1.A*	123.9200	2,679
Dreyfus 100% US Treasury MM Funds*	47,616.8100	47,617
Dreyfus Midcap Value Fund*	47.5820	1,508
Oakmark International Fund	72.0170	1,622
Oak Value	654.3180	19,682
Longleaf Partners Fund	1,048.2370	32,464
PIMCO Funds Pacific Inv Mgmt. Total Return	108,591.6300	1,140,212
PIMCO Funds Pacific Inv Mgmt. Commodity Real Ret Strat Fd A	1,126.8320	16,643
Profunds Short Real Estate Profound	317.6620	9,536
Profunds Biotechnology Ultrasector Profound	110.1120	6,481
Vanguard Specialized Portfolio — Health Care	275.6440	38,438
Vanguard Primecap Fund	585.5400	38,242
Vanguard Windsor II Portfolio Fund	243.9460	7,643
Vanguard Index Tr Value Portfolio	555.0700	12,373
Vanguard Index Tr Growth Portfolio	353.2660	9,729
Dreyfus Technology Growth Fund*	110.1310	2,634
Ryder Ser Tr Dynamic Velocity 100 Fd	8.1900	179
Third Ave formerly Third Avenue Real Estate Fd	576.2380	16,918
Wells Fargo Advantage Specialized Technology Fund	109.2440	594

Total self-directed accounts		1,405,194

Total registered investment companies		$75,272,581

Corporate Common Stocks:
Allegheny Technologies Incorporated common stock*	491,972.4310	$17,750,365

Participant loans* (5.0% to 10.5%, with maturities through 2015)		$7,198,343

Common Collective Trusts:
Dreyfus-Short Term Investment Fund*	39,547.5500	$39,548

*	Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED
THE 401(K) PLAN

	By:	/s/ Richard J. Harshman

Date: June 26, 2006		Richard J. Harshman
Executive Vice President-Finance and
Chief Financial Officer
(Principal Financial Officer and Duly
Authorized Officer)